Via EDGAR

November 19, 2007

United States Securities and Exchange Commission

Washington, DC 20549

Attention: Tabitha Aikens

Re:	Biovest International, Inc.
Form 10-KSB for the Fiscal Year Ended September 30, 2006
Form 10-Q for the Quarterly Period Ended December 31, 2006
File No. 000-11480

Dear Ms. Aikens:

In response to your telephonic inquiry on behalf of the Staff made October 26, 2007 to our Director of Legal Affairs, David Moser, please accept the attached schedule (Exhibit C) which provides the requested analysis of the impact of both New Market Tax Credit transactions closed April and December 2006. This information serves as a supplement to the Company’s response to Comment No. 4 in the Staff’s correspondence dated July 27, 2007.

As indicated in the Company’s previous response to the Staff’s letter dated July 27, 2007, which was submitted on August 27, 2007, the Company feels that the effect of these changes as shown on Exhibit C are immaterial to its overall financial results.

We appreciate the Staff’s comments. If you or the Staff have any further comments or questions, please contact our Director of Legal Affairs, David Moser at (813) 864-2554, or our outside counsel, Barry Grossman, Esq. at (212) 370-1300 or bigrossman@egsllp.com.

Sincerely,

By:	/s/ James A. McNulty
Name:	James A. McNulty
Title:	Chief Financial Officer

324 S Hyde Park Avenue Suite 350 Tampa, Florida 33606

www.biovest.com tel:813 864 2554 fax: 813 258 6912

Summary:

Deferred financing costs related to NMTC I financing were as follows:

Biovest Legal fees	38,000	Related to Laurus loan and accounted for as debt, thus remain as deferred financing costs
Biovest legal fees	130,000	these should instead have been deducted from Biovest APIC
VIE legal and accounting fees	240,000	these should instead have been deducted from VIE APIC and thus be part of NCI in VIEs upon consolidation
Management Fee paid by VIEs	360,000	these should instead have been shown as a prepaid asset on VIEs balance sheet, note this is already reflected as such in the Company's 06/30/07 Form 10-Q

Deferred financing costs related to NMTC II financing were as follows:

Biovest legal fees	496,000	these should instead have been deducted from Biovest APIC
VIE legal and accounting fees	185,000	these should instead have been deducted from VIE APIC and thus be part of NCI in VIEs upon consolidation
Management Fee paid by VIEs	115,000	these should instead have been shown as a prepaid asset on VIEs balance sheet, note this is already reflected as such in the Company's 06/30/07 Form 10-Q

Biovest International, Inc.

Exhibit C

Debit/(Credit)

	Prepaid Expenses	Deferred Financing Costs	Non- Controlling Interest in VIEs	Accounts Payable	APIC	Accumulated Deficit	G&A Expense	Interest Expense	Non- Controlling Interest in Loss of VIEs	Total Assets	Total Liabilities	Minority Interest in Cons Sub	Total Stockholders' Deficit	Net Loss
3 mo ended 6/30/06:
As previously reported	142,000	729,000	(3,600,000)	(1,458,000)	(35,059,000)	48,553,000	700,000	1,272,000	—	10,880,000	(14,068,000)	(6,000,000)	12,788,000	4,118,000
adjustment	348,000	(706,000)	356,000	(45,000)	130,000	(83,000)	57,000	(24,000)	(116,000)	(358,000)	(45,000)	—	47,000	(83,000)

As restated	490,000	23,000	(3,244,000)	(1,503,000)	(34,929,000)	48,470,000	757,000	1,248,000	(116,000)	10,522,000	(14,113,000)	(6,000,000)	12,835,000	4,035,000

% Difference										3.3%	0.3%	0.0%	0.4%	2.0%

9 mo ended 6/30/06:
As previously reported	142,000	729,000	(3,600,000)	(1,458,000)	(35,059,000)	48,553,000	2,446,000	1,498,000	—	10,880,000	(14,068,000)	(6,000,000)	12,788,000	9,910,000
adjustment	348,000	(706,000)	356,000	(45,000)	130,000	(83,000)	57,000	(24,000)	(116,000)	(358,000)	(45,000)	—	47,000	(83,000)

As restated	490,000	23,000	(3,244,000)	(1,503,000)	(34,929,000)	48,470,000	2,503,000	1,474,000	(116,000)	10,522,000	(14,113,000)	(6,000,000)	12,835,000	9,827,000

% Difference										3.3%	0.3%	0.0%	0.4%	0.8%

3 mo ended 9/30/06:
As previously reported	266,000	776,000	(3,600,000)	(2,627,000)	(35,034,000)	52,295,000	959,000	379,000	—	8,444,000	(15,364,000)	(6,000,000)	16,520,000	3,742,000
adjustment	336,000	(672,000)	451,000	(45,000)	130,000	(200,000)	12,000	(34,000)	(95,000)	(336,000)	(45,000)	—	(70,000)	(117,000)

As restated	602,000	104,000	(3,149,000)	(2,672,000)	(34,904,000)	52,095,000	971,000	345,000	(95,000)	8,108,000	(15,409,000)	(6,000,000)	16,450,000	3,625,000

% Difference										4.0%	0.3%	0.0%	0.4%	3.1%

Year ended 9/30/06:
As previously reported	266,000	776,000	(3,600,000)	(2,627,000)	(35,034,000)	52,295,000	3,405,000	1,877,000	—	8,444,000	(15,364,000)	(6,000,000)	16,520,000	13,652,000
adjustment	336,000	(672,000)	451,000	(45,000)	130,000	(200,000)	69,000	(58,000)	(211,000)	(336,000)	(45,000)	—	(70,000)	(200,000)

As restated	602,000	104,000	(3,149,000)	(2,672,000)	(34,904,000)	52,095,000	3,474,000	1,819,000	(211,000)	8,108,000	(15,409,000)	(6,000,000)	16,450,000	13,452,000

% Difference										4.0%	0.3%	0.0%	0.4%	1.5%

3 mo ended 12/31/06:
As previously reported	639,000	1,472,000	(6,000,000)	(2,921,000)	(61,226,000)	76,245,000	1,272,000	2,035,000	—	8,960,000	(17,034,000)	—	14,074,000	23,950,000
adjustment	438,000	(1,443,000)	732,000	(45,000)	626,000	(308,000)	13,000	(25,000)	(96,000)	(1,005,000)	(45,000)	—	318,000	(108,000)

As restated	1,077,000	29,000	(5,268,000)	(2,966,000)	(60,600,000)	75,937,000	1,285,000	2,010,000	(96,000)	7,955,000	(17,079,000)	—	14,392,000	23,842,000

% Difference										11.2%	0.3%	0.0%	2.3%	0.5%

3 mo ended 3/31/07:
As previously reported	522,000	954,000	(5,596,000)	(3,525,000)	(62,721,000)	81,695,000	1,889,000	1,556,000	(478,000)	8,439,000	(20,872,000)	—	18,029,000	5,450,000
adjustment	422,000	(918,000)	424,000	—	626,000	(554,000)	(450,000)	(176,000)	380,000	(496,000)	—	—	72,000	(246,000)

As restated	944,000	36,000	(5,172,000)	(3,525,000)	(62,095,000)	81,141,000	1,439,000	1,380,000	(98,000)	7,943,000	(20,872,000)	—	18,101,000	5,204,000

% Difference										5.9%	0.0%	0.0%	0.4%	4.5%

6 mo ended 3/31/07:
As previously reported	522,000	954,000	(5,596,000)	(3,525,000)	(62,721,000)	81,695,000	3,160,000	3,591,000	(478,000)	8,439,000	(20,872,000)	—	18,029,000	29,400,000
adjustment	422,000	(918,000)	424,000	—	626,000	(554,000)	(437,000)	(201,000)	284,000	(496,000)	—	—	72,000	(354,000)

As restated	944,000	36,000	(5,172,000)	(3,525,000)	(62,095,000)	81,141,000	2,723,000	3,390,000	(194,000)	7,943,000	(20,872,000)	—	18,101,000	29,046,000

% Difference										5.9%	0.0%	0.0%	0.4%	1.2%

3 mo ended 6/30/07:
As previously reported	520,000	891,000	(5,411,000)	(4,480,000)	(62,789,000)	93,738,000	160,000	458,000	(112,000)	6,932,000	(31,524,000)	—	30,003,000	12,043,000
adjustment	—	(891,000)	420,000	(70,000)	626,000	(85,000)	388,000	149,000	(68,000)	(891,000)	(70,000)	—	541,000	469,000

As restated	520,000	—	(4,991,000)	(4,550,000)	(62,163,000)	93,653,000	548,000	607,000	(180,000)	6,041,000	(31,594,000)	—	30,544,000	12,512,000

% Difference										12.9%	0.2%	0.0%	1.8%	3.9%

9 mo ended 6/30/07:
As previously reported	520,000	891,000	(5,411,000)	(4,480,000)	(62,789,000)	93,738,000	3,320,000	4,049,000	(590,000)	6,932,000	(31,524,000)	—	30,003,000	41,443,000
adjustment	—	(891,000)	420,000	(70,000)	626,000	(85,000)	(49,000)	(52,000)	216,000	(891,000)	(70,000)	—	541,000	115,000

As restated	520,000	—	(4,991,000)	(4,550,000)	(62,163,000)	93,653,000	3,271,000	3,997,000	(374,000)	6,041,000	(31,594,000)	—	30,544,000	41,558,000

% Difference										12.9%	0.2%	0.0%	1.8%	0.3%